SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

_____

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

September 2, 2003

Date of Report (Date of earliest event reported)



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	1-8865	88-0200415
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way Las Vegas, Nevada	89128
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (702) 242-7000

Item 5. Other Events and Regulation FD Disclosure

On September 2, 2003, Sierra Health Services, Inc., or Sierra, issued a press release announcing that it has filed a formal protest of the recent award of Managed Care Support Services Contracts by the United States Department of Defense (DoD). Sierra filed its protest with the Comptroller General of the United States General Accounting Office (GAO) late Friday, August 29.

Sierra was notified on August 21, that its bid to be the TRICARE North Region contractor was unsuccessful. On August 27, representatives from Sierra and its subsidiary, Sierra Military Health Services (SMHS), met with representatives from the DoD to discuss the evaluation process used to award the contract. The company has determined there were serious and material deficiencies in the evaluation process, warranting a formal protest.

A protest filing with the GAO results in an automatic "stop work order." This order effectively freezes the transition process from outgoing to incoming contractors. The transition from one contract to another was originally expected to begin immediately and end in September 2004. Under the protest rules, the DoD may lift the "stop work order" at any time, if it makes certain administrative findings. In that event, Sierra would have the right to appeal these findings in federal court to determine whether or not lifting the order is appropriate.

Item 7. Financial Statements and Exhibits

Exhibits	Description
99.1	Press Release, dated as of September 2, 2003

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including TRICARE, Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare and workers' compensation reserves; 6) our failure to prevail on our protest of the TRICARE Next Generation contract award; 7) our failure to obtain an extension of the Medicare Social HMO contract; and 8) the amount of actual proceeds realized upon the final disposition of the workers' compensation insurance operation or the inability to dispose of such business. Further factors concerning financial risks and results are contained in our Annual Report on Form 10-K/A for the year ended December 31, 2002. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date: September 2, 2003

/S/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)